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                               February 16, 2021

       Gregg Winiarski
       Executive Vice President, General Counsel and Secretary
       IAC/InterActiveCorp
       555 West 18th Street
       New York, New York 10011

                                                        Re: IAC/InterActiveCorp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 2,
2021
                                                            File No. 333-251656

       Dear Mr. Winiarski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2021 letter.

       Registration Statement on S-4/A

       Trends in Our Favor, page 149

   1. In the revised disclosure on page 149, you cite a 2020 study by GlobalWebIndex that was completed for Vimeo.
Please file a consent by GlobalWebIndex as an exhibit to the registration statement
or tell us why it is not required. Refer to Rule 436 of the Securities
                                                        Act.
       Information about SpinCo after the Spin-Off
       Management Overview, page 162

   2. Please clarify the portion of your response to prior comment 5 that indicates you do not regularly calculate or
use NRR as an internal operating metric with respect to self-serve
 Gregg Winiarski
IAC/InterActiveCorp
February 16, 2021
Page 2
      subscriptions.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameGregg Winiarski
                                                          Division of
Corporation Finance
Comapany NameIAC/InterActiveCorp
                                                          Office of Technology
February 16, 2021 Page 2
cc:       Jenna E. Levine
FirstName LastName